EAGLE ROCK ENERGY PARTNERS, L.P.
16701 Greenspoint Park Drive, Suite 200
Houston, Texas 77060
January 10, 2008
Via EDGAR electronic transmission
And Facsimile
Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Re:	Eagle Rock Energy Partners, L.P. Registration Statement on Form S-3 File No. 333-147244
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Eagle Rock Energy Partners, L.P. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 so that it becomes effective at 4:00 p.m., Eastern Time, on January 11, 2008, or as soon thereafter as practicable.
     The Registrant acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Thomas R. Lamme by telephone: (713) 951-5864 or facsimile (832) 397-8067.

Very truly yours, EAGLE ROCK ENERGY PARTNERS, L.P.
By:	EAGLE ROCK ENERGY GP, L.P., its general partner

By:	EAGLE ROCK ENERGY G&P, LLC, its general partner

By:	/s/ Charles C. Boettcher
Charles C. Boettcher
Senior Vice President and General Counsel